SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(mark one)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended April 30, 2005

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No.: 1-7707

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE MEDTRONIC PUERTO RICO
EMPLOYEES’ SAVINGS AND INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Medtronic, Inc.
710 Medtronic Parkway
Minneapolis, MN 55432

Required Information

1.	The Medtronic Puerto Rico Employees’ Savings and Investment Plan Financial Statements and Supplemental Schedule April 30, 2005 and 2004

2.	Exhibit 23 Consent of Independent Registered Public Accounting Firm

SIGNATURES

The Plan.   Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE MEDTRONIC PUERTO RICO EMPLOYEES’ SAVINGS AND INVESTMENT PLAN

Dated: October 27, 2005	By:	/s/ Janet S. Fiola
Janet S. Fiola Senior Vice President, Human Resources

The Medtronic Puerto Rico
Employees’ Savings and Investment Plan
Financial Statements and Supplemental Schedule
April 30, 2005 and 2004

The Medtronic Puerto Rico Employees’ Savings and Investment Plan
Index to Financial Statements

Report of Independent Registered Public Accounting Firm

Financial Statements:

Statements of Net Assets Available for Benefits at
April 30, 2005 and 2004

Statement of Changes in Net Assets Available for Benefits for the
year ended April 30, 2005

Notes to Financial Statements – April 30, 2005 and 2004

Supplemental Schedule:

Schedule H, Line 4i – Schedule of Assets
(Held at End of Year) at April 30, 2005

Note:	Other schedules required by 29 CFR Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
The Medtronic Puerto Rico Employees’ Savings and Investment Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The Medtronic Puerto Rico Employees’ Savings and Investment Plan (the “Plan”) at April 30, 2005 and 2004, and the changes in net assets available for benefits for the year ended April 30, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of April 30, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
San Juan, Puerto Rico
October 7, 2005

The Medtronic Puerto Rico Employees’ Savings and Investment Plan
Statements of Net Assets Available for Benefits

	April 30,
	2005	2004
Assets
Investments:
Mutual funds	$4,530,583	$3,632,271
Medtronic Common Stock Fund	—	1,806,350
Participant loans receivable	815,305	672,069
Plan’s Interest in the Medtronic, Inc. Master Trust	7,768,483	—
Medtronic Interest Income Fund	—	5,588,375

Total investments	13,114,371	11,699,065

Contributions receivable:
Employer	19,043	8,012
Participant	45,786	19,421

Net assets available for benefits	$13,179,200	$11,726,498

See accompanying notes to the financial statements.

The Medtronic Puerto Rico Employees’ Savings and Investment Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended April 30, 2005
Additions:
Investment income:
Plan interest in the Medtronic, Inc. Master Trust Fund
investment income	$310,784
Net appreciation in fair value of investments, excluding Plan’s Interest in Medtronic, Inc. Master Trust	163,091
Interest and dividends	158,601

Total investment income	632,476

Contributions:
Participant	1,152,810
Employer	482,535
Rollover	32,808

Total contributions	1,668,153

Total additions	2,300,629

Deductions:
Benefits paid to participants	(846,765)
Administrative expenses	(1,162)

Total deductions	(847,927)

Net increase	1,452,702

Net assets available for benefits:
Beginning of year	11,726,498

End of year	$13,179,200

See accompanying notes to the financial statements.

The Medtronic Puerto Rico Employees’ Savings and Investment Plan
Notes to Financial Statements

1.	Description of the Plan

The following description of The Medtronic Puerto Rico Employees’ Savings and Investment Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

General
The Plan is a contributory defined contribution plan created and administered by Medtronic, Inc. (the “Ultimate Parent Company”). The Plan covers substantially all the employees of Medtronic Puerto Rico Operations Company – Puerto Rico Branch (the “Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Eligibility
Participants with at least three months of service are eligible to participate in the Plan.

Contributions
The Plan provides for a regular savings program for the employees of the Company under which participants may contribute up to 10% of their qualified compensation through payroll deductions. Participants direct their contributions into eleven various investment options offered by the Plan. The participants may change their investment decisions at any time by contacting Vanguard Trust. However, any funds exchanged out of the Medtronic Interest Income Fund must remain invested in another investment alternative for a period of at least three months before being moved to the Vanguard Total Bond Market Index Fund. Participants are also limited to two transfers a month in or out of the Medtronic Common Stock Fund. Participants receive Company matching allocations based on each participant’s contributions up to 6% of eligible compensation, and ranges from 50% to 75% of these contributions, depending upon the achievement of certain Company performance goals. Company matching allocations are invested in the participant-directed investment options elected for their contributions.

Subject to prior discretionary approval of the Plan Administrator, an eligible employee or an employee who would be an eligible employee may transfer any sum of money to the Trust Fund as a rollover contribution, provided the employee certifies that such contribution meets certain criteria required by the Plan Document.

For periods prior to January 1, 2000, participants were permitted to contribute a portion of their compensation as an after tax contribution. Effective January 1, 2000, the only after tax contributions permitted will be recharacterized excess pre-tax contributions.

Participant Accounts
Each participant account is credited with the participant’s contribution and the Company’s matching contribution, as well as earnings and losses thereon. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting and Forfeitures
Participants are 100% vested in their contributions, including earnings and losses thereon, at all times. Active participants vest in the Company contributions, including earnings and losses thereon, at a rate of 20% per year and become fully vested in all Company contributions after five years of service. Participants also become fully vested on normal retirement date, death, total disability, termination of the Plan or complete discontinuance of employer contributions. Participant forfeitures of nonvested amounts are used in the following order: (i) to reduce employer contributions, (ii) to reduce any reasonable administrative expenses of the Plan, (iii) to make an additional matching contribution to active participants’ accounts. The balance of unallocated forfeited nonvested accounts for the years ended April 30, 2005 and 2004 amounted to $37,280 and $31,587, respectively.

Distributions
Active participants can request a partial or total withdrawal of their after-tax contributions account, rollover contributions account and the vested portion of their employer matching contributions account by giving prior notice to the Plan Administrator.

Active participants may also take hardship withdrawals from their pre-tax contributions account if they incur immediate and severe financial needs that cannot be met through other available sources in the Plan, including available loan provisions. The amount of hardship withdrawal cannot exceed the amount of financial need.

Upon termination, retirement or upon incurring total disability, participants have the option to take a lump sum payment, an immediate annuity purchase from an insurance company or a combination of such methods of payment at the discretion of the participant.

Participant Loans
Participants are limited to one loan outstanding at a time and can borrow up to 50% of their vested account balance, not to exceed the maximum loan amount of $50,000. The minimum loan amount is $1,000. Loans are repaid through payroll deductions in equal amounts, typically over one to five years. The loans are collateralized by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan Administrator. At April 30, 2005, loans receivable were due at various dates through 2010, with interest rates ranging from 4.00% to 9.50%.

Plan Termination
The Plan provides that the Board of Directors of Medtronic, Inc. can terminate the Plan. Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the plan subject to the provisions of ERISA. In the event the Plan is terminated and there is not a successor plan, participants would become fully vested in their accounts. Benefits would be distributed at that time in accordance with the Plan provisions.

2.	Summary of Significant Accounting Policies

Basis of Accounting
The accompanying financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates
The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investments Valuation and Investment Income
The Plan’s investments are stated at fair value, except for investment contracts held by the Medtronic Interest Income Fund, which are valued at contract value. Shares of mutual funds (registered investment companies) are valued at quoted market prices, which represent the net asset value of shares held by the Plan. The Plan’s Interest in the Medtronic, Inc. Master Trust is valued at its unit closing price (comprised of the fair value of the investments, except for investment contracts which are valued at contract value, plus any uninvested cash position). The common shares of Medtronic, Inc. held by the Medtronic Common Stock Fund are valued at the quoted market price. Participant loans receivable are valued at estimated fair value, consisting of outstanding principal and related unpaid interest.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is accrued on the ex-dividend date. Capital gain distributions are included in dividend income. The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments, which consists of realized gains and losses and the unrealized appreciation (depreciation) on those investments.

Administrative Expenses
Plan expenses are paid for by the Plan to the extent there are forfeitures. Once forfeitures are exhausted, Plan expenses are paid for by the Company with the exception of allocated Master Trust expenses and participant loan administration fees.

Payment of Benefits
Benefit payments are recorded upon distribution.

Risks and Uncertainties
The Plan provides for various investment options representing varied combinations of stocks, including Medtronic, Inc. common stock, bonds, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk and uncertainty, it is reasonably possible that changes in risks could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

3.	Plan’s Interest in Master Trust

Effective May 1, 2004, Plan assets previously invested in the Medtronic Interest Income Fund and Medtronic Common Stock Fund were transferred into the Medtronic, Inc. Master Trust Fund which also includes certain assets of the Medtronic, Inc. Employee Stock Ownership and Supplemental Retirement Plan. Vanguard is the Trustee and Recordkeeper for the assets held in the Medtronic, Inc. Master Trust Fund and maintains a separate account for the associated Plan assets and liabilities. As of April 30, 2005, the Plan assets within the Medtronic, Inc. Master Trust Fund included Medtronic, Inc. common stock, with a fair value of approximately $1,803,836. At April 30, 2005, the Plan’s interest in the net assets of the Medtronic, Inc. Master Trust was 0.5%.

The Medtronic, Inc. Master Trust Fund is invested in four funds – the Medtronic Interest Income Fund, Medtronic Common Stock Fund, Medtronic Dividend Stock Fund, and the Medtronic ESOP Fund. The Medtronic Common Stock Fund and Medtronic ESOP Fund are both invested in Medtronic, Inc. common stock. The Medtronic Dividend Stock Fund consists of amounts accumulated from cash dividends received from the Medtronic ESOP Fund and temporarily invested in money market securities. These Funds will later be reinvested, into participant accounts, within the Medtronic ESOP Fund in the form of Medtronic, Inc. common stock. The investments in the Medtronic Interest Income Fund consist of investment contracts issued by financial institutions and contracts backed by investment-grade, fixed-income securities and bond mutual funds. These investment contracts are valued at their contract values, which approximate fair value, as these investments have fully benefit-responsive features.

The financial data of the Medtronic, Inc. Master Trust Fund is as follows:

Medtronic, Inc. Master Trust Fund
Statements of Net Master Trust Assets
(in 000’s)

April 30,

2005

Assets
Investments at fair value:
Medtronic, Inc. common stock	$1,236,446
Short-term investment fund	4,317

Total investments, at fair value	1,240,763
Investments at contract value:
Common/collective trust fund	252,982

Total investments	1,493,745

Net Medtronic, Inc. Master Trust assets	$1,493,745

Medtronic, Inc. Master Trust Fund
Statements of Net Master Trust Assets
(in 000’s)

Year Ended

April 30, 2005

Additions:
Investment income:
Interest	$10,005
Dividends on Medtronic, Inc. common stock	7,078
Net appreciation in fair value of investments	53,593
Administrative expenses	(822)

Total investment income	69,854
Employer contributions	93,762
Interfund transfers, net	1,330,129

Net increase	1,493,745
Net Medtronic, Inc. Master Trust assets
Beginning of year	—

End of year	$1,493,745

The Medtronic, Inc. Master Trust Fund investments (including gains and losses on investments bought and sold during the year as well as unrealized appreciation (depreciation)) changed in value as follows (in 000’s):

Year Ended

April 30, 2005

Net changes in fair value of investments
Medtronic, Inc. Common Stock	$53,593

Net appreciation in fair value of investments	$53,593

The Plan’s interest in the total assets held in the Medtronic, Inc. Master Trust Fund and changes in assets during the periods are as follows (in 000’s):

Year Ended

April 30, 2005

Plan’s Interest in the Medtronic, Inc. Master Trust
Beginning of year	$—
Investments income
Interest income	235
Dividends on Medtronic, Inc. common stock	9
Net appreciation in fair value of investment	73
Administrative expenses	(6)

Total investment income	311
Interfund transfers, net	7,457

Plan’s Interest in the Medtronic, Inc. Master Trust
End of year	$7,768

4.	Investments

Individual investments representing 5 percent or more of the Plan’s net assets are as follows:

	April 30,

	2005		2004

Medtronic Interest Income Fund	$	*	$5,588,375
Medtronic Common Stock Fund		*	1,806,350
Plan’s Interest in Medtronic, Inc. Master Trust Fund		7,768,483	*
Mutual funds:
Vanguard 500 Index Fund Investors Shares		1,828,884	1,627,741
Vanguard Wellington Fund Investors Shares		1,078,846	795,530
Vanguard Total Bond Market Index Fund		662,964	503,527

All other investments, individually less than 5% * Investments were transferred to the Medtronic, Inc. Master Trust Fund effective May 1, 2004.

The net appreciation in the fair value of the investments during fiscal year 2005, other than those held in the Medtronic, Inc. Master Trust, including gains and losses on investments purchased and sold, as well as held during the year, was as follows:

Year Ended

April 30, 2005

Mutual funds	$163,091

Net appreciation in fair value of investments, excluding Plan’s
Interest in Master Trust	$163,091

The investments in the Medtronic Interest Income Fund consist of investment contracts issued by financial institutions and of contracts backed by investment-grade, fixed-income and bond mutual funds. These investment contracts are valued at their contract values, which approximates fair value, as these investments have fully benefit-responsive features.

There are no reserves against contract values for credit risk of contract issuers or otherwise. The average yield of the Medtronic Interest Income Fund was 4.33% for 2004. The crediting interest rate of the Medtronic Interest Income Fund was 4.24% for 2004. The crediting interest rate is based on a formula agreed upon with the issuer, which cannot be less than zero. Such interest rates are reviewed on a quarterly basis for resetting.

5.	Related Party Transactions

The Plan’s investments consist of the Plan’s interest in Medtronic, Inc. Master Trust, investment contracts and shares of mutual funds managed by Banco Popular de Puerto Rico. Banco Popular de Puerto Rico is the Plan’s trustee. All investment transactions are managed by Banco Popular de Puerto Rico and qualify as party-in-interest transactions, which are exempt from the prohibited transactions rules.

During the years ended April 30, 2005 and April 30, 2004, the Plan had transactions with The Vanguard Group, the Plan’s Recordkeeper, which are allowed by the Plan and the Internal Revenue Code. These transactions qualify as party-in-interest transactions, which are exempt from the prohibited transactions rules.

Total purchases with The Vanguard Group for the years ended April 30, 2005 and 2004 were $3,604,045 and $3,653,490, respectively, and proceeds from sales were $2,568,462 and $2,283,915, respectively.

6.	Tax Status

The Plan received a favorable determination letter from the Puerto Rico Treasury Department on May 23, 2001. The Puerto Rico Treasury Department has determined that the Plan and the related trust are designed in accordance with Section 1165 (a) of the Puerto Rico Internal Revenue Code of 1994 and are, therefore, exempt from Puerto Rico income taxes. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and being operating in compliance with the applicable requirements of the Puerto Rico Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

The Medtronic Puerto Rico Employees’ Savings and Investment Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
April 30, 2005

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value

*	Vanguard 500 Index Fund Investors Shares	Mutual Fund	**	$1,828,884
*	Vanguard Explorer Fund	Mutual Fund	**	213,649
	Vanguard Extended Market Index Fund Investors Shares	Mutual Fund	**	165,130
*	Vanguard International Growth Fund	Mutual Fund	**	138,273
*	Vanguard PRIMECAP Fund	Mutual Fund	**	277,341
*	Vanguard Total Bond Market Index Fund	Mutual Fund	**	662,964
*	Vanguard U.S. Growth Fund	Mutual Fund	**	27,267
*	Vanguard Wellington Fund Investors Shares	Mutual Fund	**	1,078,846
*	Vanguard Windsor II Fund Investors Shares	Mutual Fund	**	138,229
*	Participant Loans Receivable	Interest at 4.00%-9.50% due at various dates through 2010	**	815,305

	Total Plan Investments, excluding the Plan’s Interest in the Medtronic, Inc. Master Trust Fund			5,345,888

	Plan’s Interest in Medtronic, Inc. Master Trust Fund			7,768,483

				$13,114,371

* Denotes party-in-interest. ** Cost information is excluded as it is no longer required for participant-directed investments.